Ex99.84

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

DEFI Technologies Inc. (“DeFi” or the “Company”) 65 Queen Street West
Suite 900 Toronto, Ontario M5H 2M5

ITEM 2 Date of Material Change:

April 1, 2021

ITEM 3 News Release:

A news release was issued by the Company on April 1, 2021 and subsequently filed on SEDAR.

ITEM 4 Summary of Material Change:

DeFi announced that it has closed the transaction to acquire the remaining interest of Valour Structured Products (“Valour”), first announced on March 23, 2021 (the “Transaction”).

ITEM 5 Full Description of Material Change:

DeFi closed the transaction to acquire the remaining interest of Valour Structured Products Inc. (“Valour”), first announced on March 23, 2021 (the “Transaction”). Please see the Company’s press release dated January 4, 2021 for additional information on Valour.

Pursuant to the Transaction, DeFi issued a total of 36,934,316 common shares of the Company to the shareholders of Valour in proportion to their pro rata shareholdings of Valour, in exchange for the remaining interest in Valour. No finder fees were paid connection with, and no change of control of Defi resulted from, the Transaction. As a result of the Transaction, Valour is now a 100% wholly-owned subsidiary of DeFi.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Wouter Witvoet
Chief Executive Officer
+41782008566

ITEM 9 Date of Report:

April 9, 2021

Cautionary Note Regarding Forward-looking Information

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction; the terms of such Transaction; the Valour business and products; the pursuit by DeFi of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward- looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking in-formation, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.